

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 12, 2017

Philip J. Angelastro
Chief Financial Officer
Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022

>   **Re: Omnicom Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 9, 2017**
>   **Response Dated April 28, 2017**
>   **File No. 001-10551**

Dear Mr. Angelastro:

We have reviewed your April 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

7. Segment Reporting, page F-17

1.   We note you identify your Networks by name on your website. Please provide us the names of each of the five numbered Networks in your response and their respective geographic jurisdictions/ organizations as applicable.

2.   Given that each Network (or major agency within each Network) appears to have its respective brand distinction and primary discipline, tell us how this differentiation and respective offering matter to a client in its Network (agency) selection decision.

3.   We note in your response to comment 4 that Networks 1 and 2 were legacy from formation while Networks 3, 4 and 5 evolved over time. In this regard, please tell us:

a. how agencies get assigned to a particular Network;

b. how much advertising revenue is earned by Networks 1, 2, 3 and 5;

c. how much revenue from CRM, PR and Specialty services are earned by each Network; and

d. under what circumstances, how often, and to what extent has your CODM moved a client relationship from one Network to another or to another agency within a Network. Explain to us how this impacts your reporting.

4.   You also provided us your aggregation considerations based on Network similarities in terms of their economics, products and services, and distribution methods. In those respects, we have the following comments.

a. Tell us more in detail the underlying factors and the nature of Network 1's customers/ contracts to explain why its margin is consistently different from the other Networks.

b. Since advertising is the primary discipline of Networks 1, 2 3 and 5, please provide additional details regarding why they appear to be economically dissimilar.

c. Given that the work for a particular client can come from 4 or 5 Networks, tell us how revenue and expense associated with a client (contract) is allocated to each of the Networks.

d. Given that you report services and their respective revenues across four disciplines, tell us how you concluded that the services provided under each of these disciplines are similar (for example, explain how you concluded that advertising is similar to CRM).

5.   With respect to Network 4:

a. Tell us, in more detail, about its types of services as compared with those of the other Networks which report advertising as their primary discipline.

b. Tell us how you considered Network 4's practice areas in your aggregation analysis and how material they are in relation to Network 4's total revenues.

c. Explain to us your specific plans in forming new practice areas within Network 4.

6.   Given your notable "wins" of large media accounts, tell us under which reportable discipline are media agencies' revenues included and how media services are similar (dissimilar) in material respects to that reportable discipline.

You may contact Kathryn T. Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications